UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

OPKO Health, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
301610101
(CUSIP Number)
Kate Inman
4400 Biscayne Blvd.
Miami, FL 33137
(305) 575-4138
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101

1.	NAMES OF REPORTING PERSONS The Frost Group, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10.	SHARED DISPOSITIVE POWER

20,286,704 shares*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,286,704 shares*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON

OO
* Includes vested warrants to purchase 4,796,158 shares of Common Stock.

Page 2 of 8 Pages

CUSIP No.	301610101

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7.	SOLE VOTING POWER

NUMBER OF		117,333,383 shares*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares**

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		117,333,383 shares*

WITH	10.	SHARED DISPOSITIVE POWER

20,286,704 shares**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,620,087 shares***

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.4%

14.	TYPE OF REPORTING PERSON

OO
* Includes vested warrants to purchase 10,831,141 shares of Common Stock. Also includes 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock (prior to giving effect to accrued but unpaid dividends), which is convertible at any time. Does not include options to acquire 1,512,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.
** Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group.
*** Includes vested warrants to purchase 15,627,299 shares of Common Stock. Also includes 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock (prior to giving effect to accrued but unpaid dividends), which is convertible at any time. Does not include options to acquire 1,512,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.

Page 3 of 8 Pages

CUSIP No.	301610101

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		118,845,883 shares*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares**

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,845,883 shares*

WITH	10.	SHARED DISPOSITIVE POWER

20,286,704 shares**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

139,132,587 shares***

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.7%

14.	TYPE OF REPORTING PERSON

IN
* Includes vested warrants to purchase 10,831,141 shares of Common Stock. Also includes (a) 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock (prior to giving effect to accrued but unpaid dividends), which is convertible at any time, and (b) options to acquire 1,512,500 shares of Common Stock, which are exercisable within the next 60 days.
** Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group.
*** Includes vested warrants to purchase 15,627,299 shares of Common Stock. Also includes (a) 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock (prior to giving effect to accrued but unpaid dividends), which is convertible at any time, and (b) options to acquire 1,512,500 shares of Common Stock, which are exercisable within 60 days.

Page 4 of 8 Pages

CUSIP No.	301610101
     This Amendment No. 8 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration
          Item 3 is amended by adding the following paragraph to the end of the item:
          Gamma Trust acquired 7,193,671 shares of Common Stock, for investment purposes, in a series of transactions from October 2, 2009 to March 23, 2011, at prices ranging from $1.60 to $4.49 per share for an aggregate of $24,488,298.42, including without limitation 3,200,000 shares of Common Stock in a public offering from the Issuer at the public offering price of $3.75 per share. The source of funds used in all transactions from October 2, 2009 to March 23, 2011 was working capital of Gamma Trust.

Item 4.	Purpose of Transaction
          Item 4 is amended by adding the following paragraphs to the end of the item:
          Gamma Trust acquired 7,193,671 shares of Common Stock, for investment purposes, in a series of transactions from October 2, 2009 to March 23, 2011, at prices ranging from $1.60 to $4.49, of which 3,993,671 shares were purchased on the open market and 3,200,000 shares were purchased on March 9, 2011 in a public offering from the Issuer, which closed on March 14, 2011, at the public offering price of $3.75 per share.
          In the last 60 days prior to the filing of this Amendment No. 8, Gamma Trust has acquired a total of 1,395,000 shares of Common Stock purchased on the open market at prices ranging from $3.45 to $4.49 per share. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.
          In the last 60 days prior to the filing of this Amendment No. 8, Gamma Trust also acquired 3,200,000 shares of Common Stock in a public offering with the Issuer, which closed on March 14, 2011, whereby Gamma Trust acquired the shares of Common Stock at the public offering price of $3.75 per share. In connection with this acquisition, Frost Group, Gamma Trust and Dr. Frost entered into a Lock-up Agreement, dated March 2, 2011 (the “Lockup Agreement”).

Item 5.	Interest in Securities of the Issuer
          Item 5 is deleted in its entirety and replaced with the following text:

Page 5 of 8 Pages

CUSIP No.	301610101
          Frost Group beneficially owns 20,286,704 shares of Common Stock. The 20,286,704 shares include vested warrants to purchase 4,796,158 shares of Common Stock. The 20,286,704 shares of Common Stock beneficially owned by Frost Group constitute approximately 7% of the Issuer’s outstanding shares of Common Stock, based upon 284,970,816 shares of Common Stock outstanding as of March 23, 2011, and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.
          Gamma Trust directly beneficially owns 117,333,383 shares of Common Stock. The 117,333,383 shares include vested warrants to purchase 10,831,141 shares of Common Stock and 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock (prior to giving effect to accrued but unpaid dividends), which is convertible at any time. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group. The 137,620,087 total shares of Common Stock beneficially owned by Gamma Trust constitute 45.4% of the Issuer’s outstanding shares of Common Stock, based upon 284,970,816 shares of Common Stock outstanding as of March 23, 2011, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 117,333,383 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,286,704 shares of Common Stock owned by Frost Group.
          In addition, Dr. Frost has 1,512,500 options to purchase the Company’s Common Stock, which are exercisable within 60 days of March 23, 2011. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group and the 117,333,383 shares of Common Stock beneficially owned by Gamma Trust. The 139,132,587 shares of Common Stock beneficially owned by Dr. Frost constitute 45.7% of the Issuer’s outstanding shares of Common Stock, based upon 284,970,816 shares of Common Stock outstanding as of March 23, 2011, and calculated in accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 117,333,383 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,286,704 shares of Common Stock owned by Frost Group.
          For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 8, see Item 4 above.
          Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 is amended in its entirety and replaced with the following text:
          See Item 4 regarding Stock Purchase Agreement, Voting Agreement, Second Stock Purchase Agreement, Psilos Securities Purchase Agreement, Pfost Securities Purchase Agreement, Third Stock Purchase Agreement, U Penn Agreement, V-Sciences Agreement, CRG Agreement, Fourth Stock Purchase Agreement, Pfost Second Securities Purchase Agreement, the Kennedy Agreement, the Fifth Stock Purchase Agreement, the Warrant Agreement, and the Lock-up Agreement.

Page 6 of 8 Pages

CUSIP No.	301610101
          Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Material to be Filed as Exhibits
Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 13	Lock-up Agreement, dated as of March 2, 2011, of The Frost Group, LLC., Frost Gamma Investments Trust, and Phillip Frost, M.D.

Page 7 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2011	The Frost Group, LLC
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Vice President

March 25, 2011	Frost Gamma Investments Trust
	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

March 25, 2011	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.,
Individually

Page 8 of 8 Pages